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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number 1-9684

CHART HOUSE ENTERPRISES, INC.
CORPORATE EMPLOYEES 401(k) PLAN
(Employer Identification Number 33-0147725, Plan Number 001)
(Full title of plan)

CHART HOUSE ENTERPRISES, INC.
(Name of issuer of securities held pursuant to the plan)

640 North LaSalle, Suite 295, Chicago, Illinois, 60610
(Address of principal executive offices of issuer of securities)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN

By: The 401(k) Plan Committee

Date: May 31, 2002	/s/ SUSAN M. MORLOCK Susan M. Morlock Member

/s/ KENNETH R. POSNER Kenneth R. Posner Member

Chart House Enterprises, Inc.
Corporate Employees 401(k) Plan

Financial Statements and Schedule
As of December 31, 2001 and December 25, 2000
Together With Auditors' Report

Employer Identification Number 33-0147725
Plan Number 001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To 401(k) Plan Committee of
Chart House Enterprises, Inc.
Corporate Employees 401(k) Plan:

        We have audited the accompanying statements of net assets available for benefits of CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN (the "Plan") as of December 31, 2001 and December 25, 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Chart House Enterprises, Inc. Corporate Employees 401(k) Plan as of December 31, 2001 and December 25, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP
Arthur Andersen LLP
Chicago, Illinois May 31, 2002

CHART HOUSE ENTERPRISES, INC.
CORPORATE EMPLOYEES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Employer Identification Number 33-0147725, Plan Number 001)

	December 31, 2001	December 25, 2000
ASSETS:
Investments (Notes 1 and 3)	$—	$3,283,378

Receivables-
Participant contributions	—	21,205
Company contributions	—	2,491

Total receivables	—	23,696

Total assets	—	3,307,074

PAYABLES:
Miscellaneous payable	—	67,784

NET ASSETS AVAILABLE FOR BENEFITS	$—	$3,239,290

The accompanying notes are an integral part of these statements.

CHART HOUSE ENTERPRISES, INC.
CORPORATE EMPLOYEES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2001

(Employer Identification Number 33-0147725, Plan Number 001)

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (Note 3)-
Net depreciation in fair value of investments	$(753,933)
Interest and dividends	227,889

Total investment loss	(526,044)
Contributions-
Participant	422,280
Company	59,259

Total contributions	481,539

Total additions	(44,505)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	780,609
Administrative fees	9,679

Total deductions	790,288

Net decrease	(834,793)

TRANSFER TO THE CHARTHOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) Plan	(2,404,497)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	$3,239,290

End of year	$—

The accompanying notes are an integral part of this statement.

CHART HOUSE ENTERPRISES, INC.
CORPORATE EMPLOYEES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and December 25, 2000

(Employer Identification Number 33-0147725, Plan Number 001)

1.    PLAN DESCRIPTION

        Chart House Enterprises, Inc. (the "Company") established the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan (the "Plan") effective January 1, 1986. Effective December 31, 2001, the Plan merged into the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan. The Plan was a defined contribution plan and was subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The following is a brief description of the Plan. Participants should refer to the Plan document for more information.

        Since July 1998, the Plan was administered by, and all Plan investments were held by, Scudder Trust Company (the "Trustee"). Participation in the Plan was available to substantially all corporate employees with a job title classification A01 through E60 who had completed at least six months and 500 hours of service and who had reached the age of 21. In 1996, the Plan changed its year-end to conform to the Company's reporting method, a 52/53-week fiscal year ending on the last Monday closest to the calendar year-end.

  Contributions

        Contributions to the Plan were made by the participants and matched by the Company. Participants could contribute from 1% to 10% of their compensation. The Company would make a basic matching contribution of 25% of the first 5% of a participant's contribution, not to exceed 2.5% of employees' earnings or $1,250 for the Plan year, whichever was less, and would make a supplemental quarterly matching contribution of an additional 25% of the first 5% of a participant's contribution, not to exceed $1,250 or 1.25% of employees' earnings, whichever was less, if the Company met or exceeded targeted results of operations, as determined by the Board of Directors. There were no supplemental contributions for the 2001 Plan Year.

        Total pretax contributions were limited to $10,500 in 2001 and 2000. Section 415(c) of the Internal Revenue Code limits the total amount of contributions from all qualified defined contribution plans to the lesser of 25% of a participant's annual taxable earnings or $35,000. Miscellaneous payable on the Statement of Net Assets Available for Benefits is related to contributions payable to participants that reached the IRS limits. Participant contributions were invested by the Trustee in one or more specified funds as designated by each participant. Company contributions were invested based upon the participant's election to their investment account.

  Vesting

        Participants were immediately vested in their own contributions and any investment earnings thereon. Vesting in the Company's matching contributions and any investment earnings thereon was based on years of service. A participant vested at the rate of 20% per year and became fully vested after five years of service; however, in the event of termination due to retirement, disability or death, participants became fully vested regardless of years of service.

  Participant Accounts

        Each participant's account was credited with the participant's contributions and the participant's share of the Company's contributions, together with earnings and losses thereon. Forfeitures of nonvested amounts were used solely to offset future Company matching contributions. For the years ended December 31, 2001, and December 25, 2000, forfeited nonvested amounts totaled $7,776 (which were transferred to the Chart House Enterprises, Inc. Restaurant Employees' 401(k) Plan) and $20,789, respectively.

  Payment of Benefits

        Upon termination of service due to retirement or disability, a participant elected to receive distribution of benefits in either a lump sum or partial payments, with the remaining balance distributed at the end of the quarter. If the termination of service was for any other reason, distribution of benefits would be made in a lump-sum payment. Participants could apply for hardship distributions under certain circumstances.

  Transfers Between Plans

        Effective December 31, 2001, the Plan merged into the Chart House, Inc. Restaurant Employees 401(k) Plan. This transfer out of the Plan is reflected on the Statement of Changes in Net Assets Available for Benefits. Included within this transfer out are transfers between plans when there was a change in employee job title classifications which resulted in a transfer of any related balances between this Plan and the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.

  Investment Valuation and Income Recognition

        Investments were stated at fair value based primarily on the quoted market prices of the underlying securities of each fund, as determined by the Trustee. A majority of the Stable Value Fund was invested in guaranteed investment contracts, which were fully benefit responsive. Investments in this fund were valued at contract value, which the Trustee has determined to approximate fair value.

The aggregate crediting interest rate and the aggregate average yield for the Stable Value Fund was 6.00% and 6.40% for the year ended December 31, 2001 and December 25, 2000, respectively.

        Purchases and sales of securities were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date.

  Net Appreciation in Fair Value of Investments

        Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments.

  Payment of Benefits

        Benefits are recorded when paid.

3.    INVESTMENTS

        The following presents investments that represented 5% or more of the Plan's net assets as of December 25, 2000:

2000
Scudder Growth and Income Fund	$1,199,854
Scudder Pathway Moderate Port Fund	845,080
Scudder Stable Value Fund	309,021
Scudder Income Fund	173,822
Janus Mercury Fund	95,757
Chart House Company Stock Fund	332,203

        During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $753,933 as follows:

Mutual funds	$(496,857)
Common stock	(257,076)

$(753,933)

4.    INCOME TAX STATUS

        The Internal Revenue Service determined and informed the Company by letter dated June 26, 1995, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan had been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan was designed and was operated in compliance with the applicable requirements of the IRC.

5.    ADMINISTRATIVE EXPENSES

        The Company paid the Plan's administrative expenses. These expenses included, but were not limited to, trustee, legal and accounting fees. Transaction-related costs such as commissions were deducted from participant accounts and were reflected on the Statement of Changes in Net Assets Available for Benefits.

6.    RELATED PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds managed by Scudder Trust Company. Scudder Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.    NONEXEMPT TRANSACTIONS

        During 2001, certain employee contributions were temporarily held by the Company and not deposited to the employee accounts maintained by the Trustee within the time requirements as established by ERISA. The Company accounted for these amounts as loans from the Plan and will reimburse the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan and the individual employee accounts for interest on the funds borrowed during the related periods. These transactions are summarized in Schedule I within these financial statements. Consequently, the Company is currently monitoring the deposit of employee contributions in the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan to ensure that late payments do not continue to occur.

CHART HOUSE ENTERPRISES, INC.
CORPORATE EMPLOYEES' 401(k) PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS

For the Year Ended December 31, 2001

(Employer Identification Number 33-0147725, Plan Number 001)

Identity of Party Involved	Relationship of Plan, Employer or Other Party in Interest	Description of Transaction, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Amount Loaned	Interest Incurred on Loan
Chart House Enterprises, Inc.	Plan Sponsor	Lending of monies from the Plan to the Plan Sponsor (contributions not remitted to the Plan on time) as follows:
		Deemed loans occurred February 13, 2001; March 9, 2001; June 1, 2001; and September 11, 2001, maturity March 13, 2002, with interest at various rates	$1,410	$113

The accompanying notes are an integral part of this schedule.

Exhibit Index
Annual Report on Form 11-K

Exhibit No.	Description
23.1	Consent of Independent Public Accountants

99.1	Letter from Chart House Enterprises, Inc. Corporate Employees 401(k) Plan to the Commission regarding representations to Chart House Enterprises, Inc. Corporate Employees 401(k) Plan from Arthur Andersen LLP

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SIGNATURES
CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS For the Year Ended December 31, 2001 (Employer Identification Number 33-0147725, Plan Number 001)
CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2001 and December 25, 2000 (Employer Identification Number 33-0147725, Plan Number 001)
CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES' 401(k) PLAN SCHEDULE OF NONEXEMPT TRANSACTIONS For the Year Ended December 31, 2001 (Employer Identification Number 33-0147725, Plan Number 001)
Exhibit Index Annual Report on Form 11-K